UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

McDermott International, Inc.

(Exact name of registrant as specified in its charter)

REPUBLIC OF PANAMA	001-08430	72-0593134
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

757 N. Eldridge Parkway
Houston, Texas		77079
(Address of principal executive offices)		(Zip Code)

Liane K. Hinrichs, 281-870-5697

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2015 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of this Form SD and the Conflict Minerals Report, filed as Exhibit 1.01 hereto, are publicly available on our Web site at: http://www.mcdermott.com/wp-content/uploads/2015/07/McDermott-Conflict-Minerals-Policy-and-Form-SD-and-CMR-FINAL.pdf

Item 1.02	Exhibit.

We have included the Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01	Exhibits

Exhibit 1.01 – Conflict Minerals Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

McDermott International, Inc.

By:	/s/ Liane K. Hinrichs
Liane K. Hinrichs
Senior Vice President, General Counsel and Corporate Secretary

Date:	May 31, 2016

EXHIBIT INDEX

Exhibit 1.01 – Conflict Minerals Report